Exhibit 99.5

OFEX: CLK
OTCBB: CLKTF

CALCITECH'S OUTLINE GRANT APPLICATION CONFIRMED

MAGDEBURG, GERMANY, 5TH OCTOBER, 2006 - CALCITECH LTD. (OFEX: CLK; OTCBB: CLKTF) announced today that its subsidiary CalciTech Deutschland GmbH has been informed by WiSA, the Economic Development Company of the State Sachsen Anhalt, that the Company, subject to certain approvals, will qualify for a full grant of up to 45% of CapEx of its planned plant in Leuna, Germany.

CalciTech has therefore submitted an outline application with the Investment Bank of Sachsen Anhalt for a grant from the European Regional Structural Fund. The grant is part of the European initiative to support investments in economically less developed regions such as Sachsen Anhalt. The total project finance is estimated at EURO 41.25 million, the grant sought therefore being up to EURO 18.6 million.

CalciTech Deutschland has received confirmation of its outline application, paving the way for the submission of the formal detailed application to be filed shortly. CalciTech expects to complete all arrangements for the building of the plant, such as project finance, environmental and building permits by 31st December 2006, as the grant, if approved, would fall within the current budgetary year.

In 2002, CalciTech successfully applied for a grant of 50% towards the CapEx of its small-scale production facility. This application was supported by WiSA, as is the current grant application process. WiSA, in its capacity as a Business Promotion and Development Company, acts by order of the state government at the intersection of industry and trade, administration and sciences. The organisation advises, consults and supports commercial and industrial new siting projects to Sachsen-Anhalt.

CalciTech is delighted to announce the Company has been working towards the design and planning of a 100,000 tonne per annum synthetic calcium carbonate (SCC) facility, as opposed to the earlier reported first phase of 40,000 tonne per annum.

Roger Leopard, CEO of CalciTech, stated "We are now in a position where we can move forward towards our commercial rollout. This first plant is a crucial element in the implementation of our aggressive growth strategy, which is based on the development of projects on a global basis."

For further information:

CalciTech Ltd.

Marc Lakmaaker

Email: MarcL@calcitech.com

Tel: +41 22 710 4020

www.calcitech.com

Equity Development

Andy Edmond

Tel: +44 207 405 7777

www.equitydevelopment.co.uk

The directors of the company take responsibility for this announcement.

This press release contains "forward looking statements" including forward looking statements as that term is defined in section 27a of the United States securities act of 1933 and section 21e of the securities and exchange act of 1934. Statements in this press release, which are not purely historical are forward looking statements and include any statements regarding beliefs, expectation or intentions concerning the future. Forward looking statements in this press release include, but are not limited to statements which are subject to a number of contingencies and uncertainties, including, but not limited to, market acceptance for CalciTech’s products, manufacturing of CalciTech’s products in a commercial setting, obtaining adequate financing and construction management for products and obtaining appropriate permits.

It is important to note that the corporation's actual outcomes may differ materially from those in forward looking statements contained in this press release. Although the company believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations and intentions will prove to be accurate. Readers should refer to the risks disclosures in the company's public filings with the Securities and Exchange Commission.